

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

via fax (925) 236-4321

June 8, 2010

John S. Chen
President and Chief Executive Officer
Sybase, Inc.
One Sybase Drive
Dublin, CA 94568

> **Re: Sybase, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed on February 26, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed on May 7, 2010**
> **File No. 001-16493**

Dear Mr. Chen:

       We have reviewed your response letter dated May 24, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 19, 2010.

Form 10-K for the Year Ended December 31, 2009

General

1.   Please tell us in which sanctioned countries you have provided text messaging services. Please discuss the materiality of any contacts with Iran, Syria or Sudan and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the

approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria or Sudan.

Note Ten: Income Taxes, page 104

2.   With regards to the information provided in prior comment 5, please explain further the following:

- You indicate that the company first considered limitations imposed by IRC Section 382 applicable to the annual usage of your net operating losses and state credit carryforwards. Tell us the annual limitations used in your analysis;
- Given your long history of generating worldwide revenues, please explain further how the intercompany tax transfer pricing rules impact your ability to forecast your worldwide revenues beyond three years;
- You indicate that a change in legal entity structure or legal domicile could impact your ability to recognize your federal loss and state credit carryforwards. Please explain further how these potential changes factored into your analysis and why you believe it is appropriate to consider anticipated changes into your analysis of the need for a valuation allowance prior to actually making such changes; and
- Tell us what impact, if any, the changes in the California tax law during the first quarter of fiscal 2010, had on the valuation allowance applicable to state tax credit carryforwards.

3.   Tell us how you considered expanding your discussion regarding the accounting for income taxes in your critical accounting policy disclosures to include a discussion regarding the fact that your deferred tax valuation allowance analysis was limited to taxable income projections for only three years.

Exhibit 32, Section 906 Certifications

4.   We note your response to our prior comment 7 where you indicate that February 26, 2010 was the appropriate date for your Section 906 certifications. Failure to include properly dated certifications requires a full amendment to the Form 10-K.

Accordingly, please file an amended Form 10-K (including new Section 302 certifications). Also, please ensure that your Form 10-K/A includes the corrected Item 9A disclosures with regards to your disclosure controls and procedures similar to those provided in your March 31, 2010 Form 10-Q.

Form 10-Q for the Quarter Ended March 31, 2010

Note 8. Convertible Notes

Convertible Subordinated Notes Issued in 2005, page 13

5.   We note that on February 1, 2010 the company called the remaining balance of your 2005 Notes for redemption. Your disclosures indicate that upon conversion, the consideration attributed to the equity component will be recorded as a reduction to additional paid-in-capital. Tell us how you determined the fair value of the liability component immediately prior to redemption and tell us the amount of gain or loss on extinguishment of debt that you anticipate recording. We refer you to ASC 470-20-55-79.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Robert Benton, Staff Accountant at (202) 551-34804 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief